Exhibit 4.24

SERVICE AGREEMENT

This Service Agreement made this 29th day of May 2001 (the “Effective Date”), between eSynch Corporation referred to as “Corporation”, and Paula LeGuellec, an individual, hereinafter referred to as “LeGuellec”.

Term

1.          The respective duties and obligations of the contracting parties shall be for a period of six (6) months commencing on the Effective Date.  Either party only in accordance with the terms may terminate this Agreement and conditions set forth below.

Services Provided by LeGuellec

2.          LeGuellec will provide consulting services in connection with the Corporation’s print media and publications needs, including, but not necessarily limited to media kits, brochures, print design, web site designing, creation and development, and print advertisement. LeGuellec will assist in finding the appropriate parties to fill the specific needs for such material creation as well as writing of company and corporate profiles.

Compensation

3.          In consideration for the services provided by LeGuellec to Corporation, the Corporation shall deliver or cause to be delivered to LeGuellec:

a)          Upon the comprehensive review and presentation to the Corporation of findings related to the subject matter identified in paragraph 2 above, 500,000 free trading shares of Corporation’s common stock (OTCBB: ESYN) by means of S-8 registration; and

b)          Upon the presentation to the Corporation of detailed recommendations and proposals for the modification, enhancement, or enrichment of the subject matter identified in paragraph 2 above, 500,000 free trading shares of Corporation’s common stock.  Such presentation will be completed no more then 60 days after the Effective Date.

Representations of Corporation

4.          The Corporation, upon entering this Agreement, hereby warrants and guarantees to the Consultant that all statements, either written or oral, made by the Corporation to LeGuellec are true and accurate, and contain no misstatements of material fact.  The Corporation acknowledges that the information it delivers regarding the company’s business, including but not necessarily limited to, its financial condition, is for dissemination to the public except as relates to Confidential Information as referred to in Paragraph 8..  Therefore, in accordance with paragraph six (6) below the Corporation shall hold harmless LeGuellec from any and all errors, omissions, misstatements, negligent or intentional misrepresentations, in connection with all information furnished by the Corporation to LeGuellec, in accordance with and pursuant to the terms and conditions of this Agreement for whatever purposes agreed upon by the corporation to use the said information.  The Corporation further represents and warrants that as to all matters set forth within this Agreement, the Corporation has had independent legal counsel and will continue to maintain independent legal counsel to advise the Corporation of all matters concerning but not necessarily limited to, corporate law, corporate relations, investor relations, all matters concerning and in connection with the Corporation’s activities regarding the Securities Act of 1933 and 1934, and State Blue Sky laws.

Attorney’s Fees

5.          In the event any litigation or controversy arises out of or in connection with this Agreement between the parties hereto, the prevailing party in such litigation, or controversy, shall be entered to recover from the other party or parties, all reasonable attorney’s fees, expenses and suit costs, including those associated within the appellate or post judgment collection proceeding as a result of any dispute herein, shall upon being rendered as a result of be submitted to a Court of competent jurisdiction within the State of California.

Governing Law

6.          This Agreement shall be constructed under and in accordance with the laws of the State of California. Further, in any controversy arising out of this Agreement, wherein arbitration is elected, the venue for said arbitration shall be in proper jurisdiction for said proceedings provided by herein.

Legal Construction

7.          In case of any one or more of the provisions contained in this Agreement shall for any reason be held invalid, illegal, or unenforceable in any respect, the invalidity, illegality, or unenforceable shall not affect any other provision, and this Agreement shall be constructed as if the invalid, illegal, or unenforceable provision had never been contained by it.

Privacy

8.          LeGuellec will not disclose to any other person, firm, or corporation, nor use for its own benefit, during or after the term of this Agreement, any trade secrets or other information designated as confidential by the Corporation, which is acquired by LeGuellec in the course of performing services hereunder.

IN WITNESS WHEREOF, the parties have set their hands and seal as of this date written above.

eSynch Corporation 15502 Mosher Tustin, CA 92780	Paula LeGuellec 3885 S. Decatur Blvd. Suite 2010 Las Vegas, NV 89103

Representative:

Signature	Signature

Date:	Date: